Filed by Southern Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Essex Bancorp, Inc.

Commission File No. 000-22836

Date: July 25, 2003

In connection with the proposed merger of Essex Bancorp, Inc. into Southern Financial Bancorp, Inc., Southern Financial will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Southern Financial’s common stock to be issued to the shareholders of Essex Bancorp. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Essex Bancorp seeking their approval of the proposed transaction. Investors and security holders are advised to read the registration statement and the proxy statement/prospectus included within the registration statement because they contain important information about Southern Financial, Essex Bancorp, the proposed transaction and the persons soliciting proxies relating to the merger. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186, Attn: Investor Relations. Southern Financial’s telephone number is (540) 349-3900.

Set forth below are (i) the text of a press release issued on July 24, 2003 by Southern Financial Bancorp, Inc. concerning the execution of the definitive Agreement and Plan of Reorganization among Southern Financial, Essex Bancorp, Inc. and Essex Home Mortgage Servicing Corporation and (ii) slides presented during a conference call/webcast held by Southern Financial on July 25, 2003:

[LOGO]

Southern Financial Bancorp, Inc.

37 E. Main Street

Warrenton, VA 20186

SOUTHERN FINANCIAL BANCORP, INC. AND ESSEX BANCORP, INC. SIGN DEFINITIVE AGREEMENT

For Immediate Release

Thursday, July 24, 2003

Contact: Patricia A. Ferrick, Senior VP and CFO

Southern Financial Bancorp. Inc. NASDAQ Symbol “SFFB”

Website: www.southernfinancialbank.com

Phone (540) 349-3900            Fax (540) 349-3904

Warrenton/Richmond, VA – Georgia S. Derrico, Chairman and Chief Executive Officer of Southern Financial Bancorp, Inc. (Nasdaq: SFFB), and Gene D. Ross, President and Chief Executive Officer of Essex Bancorp, Inc. today announced the signing of a definitive agreement providing for the merger of Essex Bancorp, Inc. (Essex), with and into Southern Financial Bancorp, Inc. (Southern Financial). Immediately prior to the merger, the agreement affects a spin-off of Essex’s wholly-owned subsidiary, Essex Home Mortgage Servicing Corporation (LoanCare).

Under the terms of the definitive agreement, Southern Financial will issue up to 896,178 shares of Southern Financial’s common stock for all of the issued and outstanding common stock of Essex Bancorp, Inc. subject to the terms of the definitive agreement. Essex Savings Bank, the wholly-owned subsidiary of Essex, currently operates four (4) retail branches in Virginia including two in the Richmond area, one in Suffolk, and one in Emporia and one (1) retail branch in Elizabeth City, North Carolina. Essex Savings Bank reported total deposits of $350 million and total assets of $379 million and total loans of $244 million as of June 30, 2003. The merger will result in an institution with combined assets of nearly $1.5 billion and a network of 32 full-service banking locations, including 30 in Virginia and one in the District of Columbia and one in North Carolina.

Georgia S. Derrico, Chairman and CEO of Southern Financial, stated, “We’re delighted to enter into this agreement with Essex. Gene Ross, his staff and his Board of Directors have built an excellent retail deposit base in attractive market areas. The combination of Southern Financial Bank and Essex Savings Bank will significantly increase our presence in the greater Richmond area and extend our footprint towards Norfolk/Virginia Beach. We look forward to working with the customers and employees of Essex Savings Bank and we are proud to welcome them to the Southern Financial family.”

Following the merger, the existing shareholders of Essex Bancorp, Inc. will own 75.1% of LoanCare as a result of the spin-off previously mentioned. Southern Financial will own 24.9% of LoanCare. LoanCare is a nationwide subservicer of loans for various investors. Further, Gene D. Ross, Chairman and Chief Executive Officer of Essex Bancorp, Inc., will become the Chief Executive Officer of LoanCare.

“We are pleased to be joining with Southern Financial. The merger will allow us to offer our customers more products and services and convenience. In addition, by joining forces with Southern Financial, we can reach out to a more extensive client base. We share Southern Financial’s mission for providing excellent customer service. We believe this move will be in the best interest of our shareholders,” stated Mr. Ross.

The transaction is expected to close in the first quarter of 2004 and is expected to be accretive to Southern Financial’s earnings per share immediately thereafter. The agreement is subject to customary conditions, including shareholder and regulatory approval.

Southern Financial will host a conference call to discuss the proposed merger transaction tomorrow, July 25, 2003 at 11am EDT. To participate in the conference call, dial 1-800-218-4007 approximately five minutes before the scheduled start time. You will be asked to identify yourself to the operator and reference the Southern Financial conference call. Participants on the call should also access http://www.southernfinancialbank.com/investorwebcast to view the slide presentation that will accompany the discussion.

This news release may be deemed to be offering materials of Southern Financial in connection with its proposed acquisition of Essex Bancorp, Inc. upon the terms and subject to the conditions set forth in the Agreement and Plan of Reorganization, dated as of July 24, 2003, by and among Southern Financial Bancorp, Inc., Essex Bancorp, Inc., and Essex Home Mortgage Servicing Corporation (the Agreement). This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission.

Shareholders of Essex Bancorp, Inc. and other investors are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Southern Financial with the SEC in connection with the proposed acquisition because it will contain important information about Southern Financial, Essex, the merger, the persons soliciting proxies in the merger and their interests in the merger related matters. After it is filed with the SEC, the proxy/prospectus will be available for free, both on the SEC’s web site (www.sec.gov) and from Southern Financial and Essex as follows:

Southern Financial:	Essex:

Investor Relations	Investor Relations
Southern Financial Bancorp, Inc.	Essex Bancorp, Inc.
37 E. Main Street	9 Interstate Corporate Center
Warrenton, Virginia 20186	Norfolk, Virginia 23502
(540) 349-3900	(757) 226-9215

In addition to the proposed registration statement and proxy statement/prospectus, Southern Financial files annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Southern Financial at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Southern Financial’s filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC’s website at www.sec.gov.

Southern Financial Bancorp, Inc. is a bank holding company with $1.1 billion in assets. Its wholly owned subsidiary, Southern Financial Bank, operates 27 full-service branches, including 26 locations in Virginia and one in the District of Columbia. In addition, Southern recently announced the planned opening of another branch in downtown Richmond, Virginia by the fourth quarter of 2003.

This press release may contain statements that certain results are expected or anticipated to occur or otherwise state the company’s predictions for the future, are forward-looking statements. These particular forward-looking statements and all other statements that are not historical facts are subject to a number of risks and uncertainties and actual results may differ materially. Such factors include but are not limited to: general economic conditions in the company’s markets; major slowdowns in the commercial lending markets that impact credit quality; the impact of competitive products and pricing; significant fluctuations in interest rates that could reduce net interest margin; difficulties or delays in the development, production, and marketing of new products; a reduction in fee revenue from existing products and services due to the economy and/or competition; and the amount and rate of growth of the company’s general and administrative expenses. Consequently, these cautionary statements qualify all forward-looking statements made herein and cautionary language in the company’s most recent form 10-K report and other documents filed with the Securities and Exchange Commission.

Southern Financial Bancorp

Caution Concerning Forward Looking Statements

Statements contained in this presentation that state that certain results are expected or anticipated to occur or otherwise state the company’s predictions for the future, are forward-looking statements. These particular forward-looking statements and all other statements that are not historical facts are subject to a number of risks and uncertainties and actual results may differ materially. Such factors include but are not limited to: general economic conditions in the company’s markets; major slowdowns in the commercial lending markets that impact credit quality; the impact of competitive products and pricing; significant fluctuations in interest rates that could reduce net interest margin; difficulties or delays in the development, production, and marketing of new products; a reduction in fee revenue from existing products and services due to the economy and/or competition; and the amount and rate of growth of the company’s general and administrative expenses. Consequently, these cautionary statements qualify all forward-looking statements made herein and cautionary language in the company’s most recent form 10-K report and other documents filed with the Securities and Exchange Commission.

Southern Financial Bancorp

Investor Conference

The Acquisition of Essex Bancorp, Inc.

July 25, 2003

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Highlights of Transaction

■	SFFB Acquires $317 Million in Core Deposits at a Deposit Premium of Approximately 2.8%.

–	$124 Million Demand Deposits
–	$57 Million Other Transaction Accounts
–	$136 Million CDs

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Highlights of Transaction

■	SFFB Increases its Richmond Branches from Six to Eight.

[MAP]

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Highlights of Transaction

■	This Acquisition More Than Doubles Southern Financial’s Richmond Area Deposits to $164 Million.

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Post-Essex Acquisition Market Share

Commercial Banks in Hanover County and Henrico County, Virginia

25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
Market Share
Southern Financial Bank
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19
Market Share Rank
North Carolina Headquarters
Georgia Headquarters
Virginia Headquarters
Alabama Headquarters
Tennessee Headquarters

Presentation Date: July 23, 2003
Southern Financial Bancorp, Inc.
The Acquisition of Essex Bancorp, Inc.

Post-Essex Acquisition Market Share

Commercial Banks in Hanover County and

Henrico County, Virginia

[GRAPHIC]

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Highlights of Transaction

■	SFFB Expands Franchise south to Suffolk, Emporia and Elizabeth City.

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Transaction Rationale

Extends SFFB Franchise Towards Norfolk and Virginia Beach, VA

NEW JERSEY
Baltimore
Washington, D.C.
Delaware Bay
WEST VIRGINIA
DELAWARE
MARYLAND
UNITED STATES
Chesapeake
Bay
Atlantic
Ocean
Richmond
Virginia Beach
Newport News
Chesapeake
VIRGINIA
NORTH CAROLINA
Winston-Salem
Greensboro
Durham

Southern Financial Bank Branches

Essex Savings Bank Branches

Presentation Date: July 23, 2003
Southern Financial Bancorp, Inc.
The Acquisition of Essex Bancorp, Inc.

Transaction Rationale

Extends SFFB Franchise Towards Norfolk and Virginia Beach, VA

[MAP]

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Highlights of Transaction

■	Accretive to GAAP and Cash EPS in 2004

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Essex Bancorp, Inc.

Summary of Financial Data

As of and for the six months ended June 30, 2003

Total Assets	$379,530
Net Loans	$244,069
Deposits	$350,223
Net income	$955
Book Value per Common Share	$9.68
Tier I Capital Ratio	6.31%
Risk – based Capital	12.50%
Common Shares Outstanding	2,500,052

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Deal Structure

Spin-Off Provision

■	Spin-off entire indirect interest of LoanCare to shareholders of Essex immediately prior to consummation.

■	Issue new shares of LoanCare sufficient to give Southern Financial a 24.9% interest.

Holdback and Escrow Agreement

■	Hold back shares of Southern Financial Stock representing $3 million of the 896,178 shares to be issued and hold in trust in connection with certain agreed upon assets of Essex Savings Bank.

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

2003 Pro Forma Net Income

Shares to be issued (Actual)	896,178
($000)
Essex Est. 2003 Earnings	$1,245
After Tax Cost Savings	1,424
Less: Amortization Expense	(313)
Less: Give Up On Cash	(103)
2003 Pro Forma Net Income	$2,253

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Pro Forma Results

	2004
	GAAP	Cash (1)
SFFB Net Income – Estimates (2)	$14.3	$14.7
Essex Net Income (3)	1.4	1.4
Pro Forma Combined	15.7	16.1
After Tax Cost Savings	1.4	1.4
Amortization Expense	(.3)	—
Pro Forma Net Income	$16.9	$17.5
Average Fully Diluted Shares	6,634	6,634
Pro Forma Earnings Per Share	$2.54	$2.64
SFFB Consensus Est. EPS (2)	$2.50	$2.56
Accretion/ (Dilution)	1.60%	3.13%

(1)	Excludes Amortization Expense
(2)	Consensus First Call Estimates Based on 5.74 Million Shares Outstanding
(3)	Based on Internal Estimates

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Transaction Overview

Financial Data Used in Calculations June 30, 2003 ($000s)
Total Assets	$371,705
Total Deposits	$350,223
Total Core Deposits	$317,056
Tangible Equity	$19,466
2003 Est. Earnings	$1,245

Transaction Overview ($000s)
Net Consideration to Shareholders	$28,230
Form of Consideration	100% Stock
Accounting Method	Purchase

Note: June 30, 2003 balance sheet financials have been adjusted for the spin-off of LoanCare, 2003 earnings estimates are for the bank and mortgage company on a stand alone basis and include 24.9% of LoanCare’s estimated earnings.

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Transaction Overview

Essex Versus Comparable Transactions

	Essex	Comparable Transactions
Price / Book Value	145.0%	177.7%
Price / Tangible Book Value	145.0%	183.4%
Price / LTM EPS (x)	24.5	27.9
Premium / Core Deposits	2.8%	15.6%

SNL Source; Average results from thrift sellers with assets between $100 million and $1 billion located in the Mid-Atlantic and Southeastern U.S. for transactions announced since January 1, 2001.

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Assumptions

■	Due Diligence Has Been Completed

■	Transaction Closes in First Quarter 2004

■	Approximately $2.2 Million Pre-Tax Merger Cost Savings (or 30%)

–	Salaries and Benefits: $1.7 Million
–	Other Operating: $ .5 Million

■	Excludes Impact of Revenue Enhancements

■	Core Deposit Intangibles (CDI) of 1.5%; Core Deposit Intangibles Amortized Over 10 Year Period (Straight Line)

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Assumptions

Pro Forma Combined Financial Data

As of June 30, 2003

Total Assets	$1,488
Total Liability	$1,375
Total Equity	$114
Total Branches	33	*

*Includes SFB Richmond branch to be opened by fourth quarter.

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Merger Strategy

■	Change the composition of the balance sheet to a commercial loan portfolio

■	Securitize the existing mortgage loan portfolio and transfer to the investment securities portfolio

■	Sell whole loans which can not be securitized

■	Hold investment securities until commercial portfolio grows

■	Exit some current business lines including participation lending and out-of-market builder loans

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]

Benefits Recap

■	Adds $317 Million in Core Deposits

■	Grows Richmond Footprint and Extends Footprint towards Norfolk/Virginia Beach

■	Immediately Accretive

Presentation Date: July 25, 2003 Southern Financial Bancorp, Inc. The Acquisition of Essex Bancorp, Inc.	[LOGO]